SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

October 2011

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

ECOPETROL ADOPTS MEASURES TO GUARANTEE THE ADEQUATE REPRESENTATION OF SHAREHOLDERS AT THE SHAREHOLDERS’ EXTRAORDINARY MEETING

In accordance with articles 2.3.1.1 and 2.3.1.2 of Resolution 1200 of 1995, as supplemented by article 1 of Resolution 116 of 2002, the Board of Directors of Ecopetrol S.A. (“Ecopetrol” or the “Company”) in its meeting held on September 19, 2011 approved the implementation of the following measures in order to guarantee the adequate representation of the Company’s Shareholders’ Extraordinary Meeting to be held on October 12, 2011 (the “Meeting”):

1.
The Company’s Management is required to provide information on the option Shareholders have to be represented at the Meeting through a proxy and the legal requirements that those proxies must accomplished.

2.	The Company’s employees were instructed to participate in the review of Shareholder proxies. The proxies that do not comply with the requirements established by law will not be accepted.

3.	The Company’s Management was instructed to inform the Company’s managers and employees that they may not recommend to Shareholders that they vote a certain way on any specific list.

4.	The Company’s Management was instructed to inform the Company’s managers and employees not to suggest, coordinate, or agree with Shareholders on the submission of Shareholder Proposals.

5.
The Company’s Management was instructed to inform the Company’s managers and employees not to suggest, coordinate or agree with Shareholders that they vote in favor or against any given Shareholder Proposal.

6.	The Company’s Management was instructed to inform Shareholders that they cannot grant proxies to persons who are directly, or indirectly, part of the Company’s Management.

7.	The Company’s managers were instructed to adopt all measures necessary in order to ensure that the Company’s employees act in a neutral manner when interacting with different Shareholders.

8.	The Secretary General of Ecopetrol was appointed as the person responsible to verify adequate compliance with these measures.

9.	The Legal Vice-Presidency was appointed as the internal division responsible for the review of Shareholders’ proxies.

The measures listed above (adopted by the Board of Directors of Ecopetrol S.A. in order to ensure compliance with articles 2.3.1.1 and 2.3.1.2 of Resolution 1200 of 1995) were informed by the Chairman of the Board of Directors to the Colombian Superintendence of Finances, prior to the Shareholders’ Extraordinary Meeting.

Bogota, Colombia, October 7, 2011

---------------------------------------------------

Ecopetrol is Colombia's largest integrated oil & gas company, where it accounts for 60% of total production. It is one of the top 40 oil companies in the world and the fourth largest oil company in Latin America. The Company is also involved in exploration and production activities in Brazil, Peru and the United States Gulf Coast, and owns the main refineries in Colombia, most of the network of oil and multiple purpose pipelines in the country, petrochemical plants, and is entering into the biofuels business.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company's business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Tellez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 7, 2011

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer